SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

March 5, 2004

Microcell Telecommunications Inc.

800 de La Gauchetiere Street West
Suite 4000
Montreal, Quebec
H5A 1K3

Registration No. 000-29502

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F... X ... Form 40-F.........

[Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes......... No ... X ...

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 5, 2004
Microcell Telecommunications Inc.
By:
/s/ Jocelyn Cote -------------------------------------------------------------------------------------------------- Jocelyn Cote, Vice-President, Legal Affairs and Assistant Secretary

News Release

For immediate release

INUKSHUK CELEBRATES E-LEARNING PARTNERSHIPS IN WESTERN AND NORTHERN CANADA

Vancouver, March 5, 2004 - Broadband wireless company, Inukshuk Internet Inc., today hosted an event at the British Columbia Institute of Technology, with a number of partners and invited guests in attendance. The event was held to celebrate eight innovative learning projects from western and northern Canada, to which Inukshuk has committed nearly $500,000 under its Learning Plan. These public/private partnerships are focused on the development of new multimedia, feature-rich content, covering a wide range of topics and interests. They are designed to ultimately be delivered via high-speed Internet access.

"Inukshuk is proud to be part of this unique public/private sector collaboration," said Andre Tremblay, President and CEO of Inukshuk. "Our Learning Plan was created to offer long-term, mutually beneficial partnerships with learning communities, and to help answer requirements for on-line learning content. With today's event, and our recent launch of commercial services in Yellowknife, Iqaluit and yesterday in Richmond, B.C., Inukshuk continues to deliver on its vision and promise."

Representatives from various projects were on hand at the event to present the content they have developed. The various projects by region are as follows:

British Columbia
  Canadian Design + Craft-History + Theory, from the Emily Carr Institute of Art + Design
  Doing IT Right!, from the Vancouver School Board
  Emergency Assessment and Management of Individuals With a Suspected or Confirmed Spinal Injury Web-Based Training Program, from the British Columbia Institute of Technology
  Multimedia Enhancements for Primary (K-3) Distance Education Learners, from the Open Learning Agency
  Reaction Kinetics - Virtual Lab, from British Columbia Institute of Technology

Alberta and Northwest Territories
  Reading Strategically Using Online Multimedia Learning Objects, from the Calgary Board of Education (Chinook College), Aurora College and the Government of the Northwest Territories
  Surveillance Module for NICE - Network for Infection Control Epidemiology, from the University of Calgary and Memorial University of Newfoundland

Nunavut
  Inuktitut Learning Video, from Usqiq Communications Inc.

Launched in 2001, Inukshuk's Learning Plan is the result of extensive consultation across the country, carried out to identify the needs and priorities of learners. It aims to answer requirements for on-line learning content in three specific ways: Connectedness, Content and Continuity. Inukshuk has established a Partnership Committee in each of its licensed service areas to provide direction and guidance on projects.

About Inukshuk Internet

Inukshuk Internet Inc. is a wholly owned subsidiary of Microcell Telecommunications Inc. (TSX: MT), a Canadian provider of Personal Communications Services (PCS) under the Fido® brand name.

Inukshuk Internet was granted licences from Industry Canada for Multipoint Communications Systems (MCS) spectrum in the 2500 to 2596 MHz frequency band, to build a unique, "last mile" broadband wireless access network. The licences cover a population of some 30 million people, comprising all the provinces and territories of Canada, with the exception of Manitoba and Saskatchewan.

In February 2004, Inukshuk announced the deployment of the MCS network in Yellowknife, Northwest Territories and Iqaluit, Nunavut, with partners SSI Micro and Nunanet Worldwide Communications. On March 4, Inukshuk Internet announced the commercial deployment, in Richmond, B.C., of a new venture with Allstream Inc. and NR Communications, LLC to further expedite and extend MCS network deployment.

For more information, visit www.inukshuk.ca and www.microcell.ca.

Fido is a registered trademark of Microcell Solutions Inc.

For information:

Claire Fiset
Microcell Telecommunications
514 992-1368
claire.fiset@microcell.ca

Rebecca Catley
Microcell Telecommunications
604 729-3581
rebecca.catley@microcell.ca